Exhibit 99.1

Wheaton Precious Metals Announces Election of Directors and Approval of Special Matters

VANCOUVER, BC, May 8, 2026 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that the nominees listed below were elected to the Board of Directors at the 2026 Annual and Special Meeting of Shareholders. Detailed results of the vote for the Board of Directors of the Company are shown below.

As part of the previously announced leadership transition, Randy V.J. Smallwood has assumed the role of non-executive Chair of the Board, Haytham Hodaly has become a Director and George L. Brack has assumed the role of Lead Independent Director.

Detailed results of the vote for the Board of Directors of the Company are shown below.

2026 Annual and Special Meeting of Shareholders Voting Results

Nominee	Votes For	% For	Votes Withheld	% Withheld
George L. Brack	333,711,486	97.13%	9,848,246	2.87%
Jaimie Donovan	339,995,576	98.96%	3,564,156	1.04%
Chantal Gosselin	324,705,766	94.51%	18,853,966	5.49%
Haytham Hodaly	342,885,572	99.80%	674,160	0.20%
Jeane Hull	339,900,004	98.93%	3,659,728	1.07%
Glenn Ives	343,067,103	99.86%	492,629	0.14%
Charles A. Jeannes	338,028,776	98.39%	5,530,956	1.61%
Marilyn Schonberner	339,912,698	98.94%	3,647,034	1.06%
Randy V.J. Smallwood	332,281,297	96.72%	11,278,435	3.28%
Srinivasan Venkatakrishnan	336,269,112	97.88%	7,290,620	2.12%

The following matters were also approved by shareholders at the 2026 Annual and Special Meeting of Shareholders:

•	the non-binding advisory resolution accepting the Company's approach to executive compensation was carried with 95.16% of the votes cast in favour of such resolution.

View original content:https://www.prnewswire.com/news-releases/wheaton-precious-metals-announces-election-of-directors-and-approval-of-special-matters-302767306.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2026/08/c2679.html

%CIK: 0001323404

For further information: For further information, please contact: Investor Contact, Emma Murray, Vice President, Investor Relations, Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 16:30e 08-MAY-26